HENDERSON LAND DEVELOPMENT COMPANY LIMITED

Our Ref.: HASE/TL/HL/04970

28th March, 2007

Securities & Exchange Commission,
Office of the Int'l Corp. Finance
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

Re: Joint Announcement
– Acquisition by the Company of certain companies owned by Henderson Investment Limited ("HIL"), HIL's proposed share premium reduction and HIL's proposed distribution (the "Joint Announcement")

We enclose for your information a copy of the Company's announcement on 27th March, 2007 in relation to the Joint Announcement, which is advertised in newspapers today.

Yours faithfully,

Timon Liu
Company Secretary

Encl.

dlw 4/6

TL/pm

HENDERSON LAND DEVELOPMENT COMPANY LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code: 12)

HENDERSON INVESTMENT LIMITED
Incorporated in Hong Kong with limited liability
(Stock Code: 97)

JOINT ANNOUNCEMENT

(1) ACQUISITION OF INTERESTS IN CERTAIN COMPANIES IN THE HENDERSON INVESTMENT LIMITED GROUP BY HENDERSON LAND DEVELOPMENT COMPANY LIMITED

(2) PROPOSED REDUCTION OF SHARE PREMIUM ACCOUNT AND DISTRIBUTION BY HENDERSON INVESTMENT LIMITED

(3)VERY SUBSTANTIAL DISPOSAL AND CONNECTED TRANSACTION FOR HENDERSON INVESTMENT LIMITED

(4) DISCLOSEABLE TRANSACTION FOR HENDERSON LAND DEVELOPMENT COMPANY LIMITED

Financial Advisor to Henderson Land Development Company Limited

Morgan Stanley

On 27 March 2007, HLD and HIL entered into the Acquisition Agreement pursuant to which (i) the HLD Group acquires from the HIL Group interests in the Sale Companies and (ii) HLD and HIL agree to the Loan Acquisition. Immediately after the transaction, the entire operations of HIL will be represented by the Remaining Companies.

The consideration payable by HLD to HIL for the acquisition of the interest in, and the Shareholder's Loan of, each Sale Company pursuant to the Acquisition is equal to the sum of the Attributable Net Asset Value and the amount of the Shareholder's Loan of the Sale Company. For the purpose of reference only, based on the unaudited balance sheets (consolidated where applicable) of the Sale Companies as at 31 December 2006, the aggregate amount payable by HLD to HIL under the Acquisition Agreement would have amounted to approximately HK$12,106 million. Any difference between the actual aggregate consideration and such reference amount is expected to be relatively immaterial to the HLD Group and the HIL Group respectively as a whole.

The HIL Board proposed to recommend for approval by HIL Shareholders, upon Completion, the Proposed Distribution of either (a) HK$5.00 per HIL Share or approximately HK$15,237 million in total based on the existing 3,047,327,395 HIL Shares in issue if the Share Premium Reduction becomes unconditional; or (b) HK$3.80 per HIL Share or approximately HK$11,580 million in total based on the existing 3,047,327,395 HIL Shares in issue if the Share Premium Reduction does not become unconditional.

The HIL Board believes that the Acquisition will unlock value for HIL Shareholders and allow them to realise part of this value in cash through the Proposed Distribution. For the purpose of reference only:-

	Proposed Distribution of either (a) HK$5.00 per HIL Share		or (b) HK$3.80 per HIL Share	
	HK$ (million)	*HK$*	*HK$ (million)*	*HK$*
The Proposed Distribution would amount to approximately *(Note 1)*	15,237	5.00 per HIL Share	11,580	3.80 per HIL Share
The net asset value of the Remaining Companies attributable to the HIL Shareholders (excluding interest in The Hong Kong and China Gas Company Limited) would amount to approximately *(Note 2)*	1,803	0.59 per HIL Share	5,460	1.79 per HIL Share
The market value of the stake in The Hong Kong and China Gas Company Limited attributable to the HIL Shareholders is approximately *(Note 3)*	36,751	12.06 per HIL Share	36,751	12.06 per HIL Share
	Total	17.65 per HIL Share		17.65 per HIL Share

Note (1): Based on the existing 3,047,327,395 HIL Shares in issue.

Note (2): Based on (i) the unaudited consolidated balance sheet of HIL as at 31 December 2006; and (ii) the existing 3,047,327,395 HIL Shares in issue, and assuming that Completion and the Proposed Distribution have occurred.

Note (3): Based on (i) the closing market value as of 23 March 2007 and (ii) the existing 3,047,327,395 HIL Shares in issue.

The HIL Board currently intends that, after Completion, cash dividends received by the HIL Group from The Hong Kong and China Gas Company Limited would be fully distributed to the HIL Shareholders, subject to availability of sufficient distributable reserves. This will be the dividend policy of HIL post Completion until and unless the HIL Group invests in new infrastructure or other project(s) in the future. Through such policy the HIL Board anticipates that the value of HIL Group's stake in The Hong Kong and China Gas Company Limited may be more accurately reflected in the price of HIL Shares.

The Acquisition constitutes a very substantial disposal and connected transaction of HIL, and is therefore subject to approval by the HIL Independent Shareholders at the EGM. A circular containing, among other things, further details of the Acquisition Agreement, the Share Premium Reduction, the Proposed Distribution, the letter of advice from the independent financial adviser to the HIL Independent Shareholders, an independent

property valuation and the notice of the EGM will be despatched to the HIL Shareholders as soon as practicable.

The Acquisition constitutes a discloseable transaction of HLD under the Listing Rules. A circular containing, among other things, further details of the Acquisition Agreement will be despatched to the shareholders of HLD as soon as practicable.

Shareholders of HLD and HIL and potential investors should note that the Acquisition, the Share Premium Reduction and the Proposed Distribution may or may not proceed as they are subject to a number of conditions, which may or may not be fulfilled. Shareholders of HLD and HIL and potential investors are reminded to exercise caution when dealing in the securities of HLD and HIL.

At the request of HLD and HIL, trading in their respective shares on the Stock Exchange has been suspended from 9:30 a.m. on 26 March 2007 pending the release of this announcement. Applications have been made by HLD and HIL to the Stock Exchange for resumption of trading in the shares of HLD and HIL on the Stock Exchange with effect from 9:30 a.m. on 28 March 2007.

THE ACQUISITION AGREEMENT

Date

27 March 2007

Parties

HLD
HIL

The Acquisition

The Acquisition comprises the acquisition by the HLD Group of interests in the Sale Companies and the Loan Acquisition. The Acquisition is a reorganisation of the HLD Group involving effectively an acquisition of all economic interests of HIL in all the companies in which it is interested other than the Remaining Companies. All economic interests in the Sale Companies to be acquired pursuant to the Acquisition are 100%, except for the interests in three Sale Companies which are less than 100%. All subsidiaries of the Sale Companies are 100% owned, except for one in which HIL is interested as to 90%.

The principal business activities of the Sale Companies are property development and investment, investment holding, security guard services and hotel operation. The Sale Companies (through their subsidiaries) also hold shares in Miramar Hotel and HK Ferry representing approximately 44.21% and 31.36% of their respective issued share capital. There is no change in control of Miramar Hotel and HK Ferry as a result of the Acquisition. The Executive Director of the Corporate Finance Division of the SFC has waived HLD's obligation to make a general offer for the shares of Miramar Hotel and HK Ferry as a result of the Acquisition pursuant to Note 6 to Rule 26.1 of the Takeovers Code.

A simplified overview of the approximate shareholding interests between HLD, HIL, HK Ferry, Miramar Hotel and The Hong Kong and China Gas Company Limited as at the date of this announcement is set out below:



HLD
67.94%
HIL
38.47%
31.36%
44.21%
The Hong Kong and China Gas Company Limited
HK Ferry
Miramar Hotel

Set out below is certain financial information in relation to the Sale Companies:

	Sale Companies principally engaged in property development and investment *HK$(million)*	Sale Companies principally holding listed securities (including Miramar Hotel & HK Ferry) *HK$(million)*	Other Sale Companies *HK$(million)*	Total for all Sale Companies *HK$(million)*
Aggregate consolidated net assets attributable to the interests in, and the Shareholder's Loans of, the relevant Sale Companies as at 30 June 2006 *(Note 1)*	6,218	4,198	175	10,591
Aggregate consolidated net assets attributable to the interests in, and the Shareholder's Loans of, the relevant Sale Companies as at 31 Dec 2006 *(Note 2)*	6,495	4,413	272	11,180
Aggregate consolidated profits before taxation and extraordinary items for the year ended 30 June 2005 *(Note 3)*	1,242 *(890)*	556	129	1,927 *(890)*
Aggregate consolidated profits before taxation and extraordinary items for the year ended 30 June 2006 *(Note 3)*	1,364 *(1,015)*	588	100	2,052 *(1,015)*
Aggregate consolidated net profits after taxation and extraordinary items for the year ended 30 June 2005 *(Note 4)*	1,087 *(764)*	556	113	1,756 *(764)*
Aggregate consolidated net profits after taxation and extraordinary items for the year ended 30 June 2006 *(Note 4)*	1,191 *(862)*	588	84	1,863 *(862)*

Notes:-

(1) comprised in the audited consolidated accounts of HIL

(2) comprised in the unaudited consolidated accounts of HIL

(3) attributable to the interests in the relevant Sale Companies comprised in the audited consolidated accounts of HIL (with the surplus arising from revaluation of investment properties included therein in italics and brackets, if any)

(4) attributable to the interests in the relevant Sale Companies comprised in the audited consolidated accounts of HIL (with the surplus arising from revaluation of investment properties (net of deferred tax) included therein in italics and brackets, if any)

Those Sale Companies which are currently subsidiaries of HIL and their subsidiaries will cease to be subsidiaries of HIL following Completion.

Consideration

The consideration, which is to be settled in cash, payable by HLD to HIL for the acquisition of the interest in, and the Shareholder's Loan of, each Sale Company pursuant to the Acquisition is equal to the sum of the Attributable Net Asset Value and the amount of the Shareholder's Loan of such Sale Company (and where the sum of the Attributable Net Asset Value and the amount of the Shareholder's Loan of a Sale Company is a negative figure, the consideration payable by HLD to HIL for the acquisition of such interest and of such Shareholder's Loan shall be HK$1 each).

Attributable Net Asset Value means, in relation to a Sale Company, HIL's percentage interest in such company multiplied by the net tangible asset value (consolidated where applicable) of such company based on its unaudited balance sheet (consolidated where applicable) as at the Completion Date (as adjusted by (a) replacing the value of securities listed on the Stock Exchange comprised therein with such value calculated based on the average closing price of such listed securities as stated in the Stock Exchange's daily quotations sheets for the 10 trading days immediately preceding 26 March 2007; (b) replacing the value of the interests in the properties comprised therein with the value of such interests as agreed between HLD and HIL and set out in the Acquisition Agreement; (c) deducting an amount equal to any tax on any gain (but not loss) arising if the interests in the properties (being classified as completed stocks in the accounts) were sold at the agreed values on the Completion Date to the extent that provision therefor has not been made in the accounts; and (d) not taking into account any deferred tax liability in the computation of liabilities (in respect of which an indemnity will be given by HIL to HLD pursuant to a deed of tax covenant, which also provides for other payments by HIL to HLD in respect of certain tax liabilities relating to events occurring on or before Completion, clawback of commercial building allowances and capital allowances granted up to Completion and re-classification before Completion of the properties in the books of the relevant companies)). The values of the interests in the properties referred to in item (b) of such adjustment were agreed between HLD and HIL taking into consideration the valuation made by an independent valuer for the purpose of the interim results of HIL for the six months ended 31 December 2006 (in the case of investment properties) and the internal valuation by HIL taking into consideration, among other things, recent market transactions (in the case of properties other than investment properties).

For the purpose of reference only, based on the unaudited balance sheets (consolidated where applicable) of the Sale Companies as at 31 December 2006, the aggregate amount payable by HLD to HIL under the Acquisition Agreement would have amounted to approximately HK$12,106 million. Any difference between the actual aggregate consideration and such reference amount is expected to be relatively immaterial to the HLD Group and the HIL Group respectively as a whole and is not expected to render the Acquisition a major transaction of HLD.

Conditions to Completion

Completion of the Acquisition is conditional upon the fulfilment (or waiver, in certain cases as stated below) of the following Conditions:

(a) the obtaining of all relevant third party consents or approvals by HLD as are necessary for the Acquisition;

(b) the obtaining of all relevant third party consents or approvals by HIL, the Sale Companies and their subsidiaries as are necessary for the purpose of the Acquisition;

(c) the obtaining of all or any waivers of any restrictions on transfer (including pre-emption rights, if any) in relation to the relevant shares under the articles of associations of the Sale Companies or otherwise;

(d) there being no material breach of the warranties in or any other term of the Acquisition Agreement on the part of HIL;

(e) the obtaining of the approval of the shareholders of HIL in respect of the Acquisition Agreement and the transactions contemplated under the Acquisition Agreement at the EGM; and

(f) the obtaining of the consents of banks to release at or prior to Completion the guarantees and securities granted by HIL to them for the benefit of the Sale Companies and their subsidiaries.

HIL may at any time waive in writing the Conditions set out in (b) (in so far as consents and approvals in respect of HIL are concerned) and (f) above either in whole or in part and such waiver may be made subject to such terms and conditions as HIL may require. HLD may at any time waive in writing any of the Conditions set out in (a) and (d) above either in whole or in part and such waiver may be made subject to such terms and conditions as HLD may require. HLD and HIL may waive by agreement in writing any of the Conditions set out in (b) (other than in relation to consents and approvals in respect of HIL) and (c) above either in whole or in part and such waiver may be made subject to such terms and conditions as they may agree.

In the event that any of the Conditions has not been fulfilled or waived on or before 30 September 2007 (or such later date as is otherwise agreed between the parties in writing), the

Acquisition Agreement shall cease and determine and be of no further effect, and no party shall be entitled to any rights or benefits or be under any obligation under or in respect of the Acquisition Agreement or have any liability to any other party, save in respect of any antecedent breach.

Customary warranties (including those in relation to title to assets, completion accounts, record keeping and compliance with law and material contracts) are given by HIL to HLD pursuant to the Acquisition Agreement.

Completion

The Acquisition Agreement provides that Completion will take place on the Completion Date.

PROPOSED DISTRIBUTION AND SHARE PREMIUM REDUCTION

The HIL Board proposed to recommend for approval by HIL Shareholders, upon Completion, the Proposed Distribution of either (a) HK$5.00 per HIL Share or approximately HK$15,237 million in total based on the existing 3,047,327,395 HIL Shares in issue if the Share Premium Reduction becomes unconditional; or (b) HK$3.80 per HIL Share or approximately HK$11,580 million in total based on the existing 3,047,327,395 HIL Shares in issue if the Share Premium Reduction does not become unconditional.

The HIL Board has carefully considered whether or not the sale proceeds which would be received if the Acquisition is completed should be reinvested in the Remaining Companies or other businesses. The HIL Board notes that while the HIL Group may consider selective acquisitions to complement the Remaining Companies on a case by case basis, the HIL Group does not currently have any concrete plans to apply cash resources towards the acquisition or development of any specific project. Therefore, the HIL Board is of the opinion that it would be in the best interests of the HIL Shareholders to return excess cash of the HIL Group, including the sale proceeds received following completion of the Acquisition, to the HIL Shareholders.

In determining the amount of excess cash to be returned to the HIL Shareholders, the HIL Board has taken into consideration that the Remaining Companies shall retain enough cash resources for utilization in case any selective acquisition materializes.

The HIL Board believes that it would be in the interest of the HIL Shareholders to recommend the Proposed Distribution of HK$5.00 per HIL Share. However, after Completion, there will not be sufficient distributable reserve to make the Proposed Distribution of HK$5.00 per HIL Share. In order for the Proposed Distribution of HK$5.00 per HIL Share to be made, it is proposed that the share premium account of HIL be reduced by HK$5,000 million, which will be credited to the distributable reserve of HIL. Upon the Share Premium Reduction becoming unconditional, such Proposed Distribution can then be made from the increased distributable reserve of HIL. The amount standing to the credit of the share premium account of HIL as shown in the unaudited balance sheet of HIL as at 31 December 2006 was approximately HK$9,216 million.

In case the Share Premium Reduction does not become unconditional, HIL will still have sufficient distributable reserve (after retaining such amount of distributable reserves which the HIL Board considers appropriate) to make the alternative Proposed Distribution of HK$3.80 per HIL Share. Therefore, the HIL Board also proposed to recommend the alternative Proposed Distribution of HK$3.80 per HIL Share if the Share Premium Reduction does not become unconditional.

The Share Premium Reduction is subject to fulfilment of the following conditions:

(a) the approval of the Acquisition by the HIL Independent Shareholders at the EGM and Completion having occurred;

(b) the passing by the HIL Shareholders of a special resolution to approve the Share Premium Reduction at the EGM;

(c) the passing by the HIL Shareholders of an ordinary resolution to approve the Proposed Distribution at the EGM;

(d) the obtaining of all requisite consents from lenders to the HIL Group; and

(e) the confirmation of the Share Premium Reduction by the Court, the satisfaction of all conditions imposed by the Court and the registration by the Registrar of Companies in Hong Kong of a copy of the Court order confirming the Share Premium Reduction together with such other documents as may be required under section 61 of the Companies Ordinance.

The Share Premium Reduction will become effective upon fulfilment of the above conditions. The effective date of the Share Premium Reduction cannot be ascertained at present as it depends on (a) the making of arrangements with creditors of HIL such as obtaining appropriate consents from them; and (b) the availability of Court for the necessary hearing dates which cannot be fixed until after the passing of the special resolution to approve the Share Premium Reduction. Further announcement(s) will be made by HIL to inform the HIL Shareholders of such effective date.

All HIL Shareholders are permitted to vote at the EGM in respect of the resolutions approving the Share Premium Reduction and the Proposed Distribution. HLD has undertaken that, if the resolution to approve the Acquisition has been passed by the HIL Independent Shareholders at the EGM, the HLD Group will vote in favour of the resolutions to approve the Share Premium Reduction and Proposed Distribution. Subject to the passing of the resolution in relation to the Proposed Distribution, a record date will be fixed to determine entitlements to the Proposed Distribution. If the number of HIL Shares held by the HLD Group as at such record date is the same as that held as at the date of this announcement (being 2,070,473,859 HIL Shares), the HLD Group will receive approximately HK$10,352 million under the Proposed Distribution of HK$5.00 per HIL Share or approximately HK$7,868 million under the alternative Proposed Distribution of HK$3.80 per HIL Share.

REMAINING COMPANIES

The principal businesses of the Remaining Companies are investment holding and infrastructure in the PRC. The Remaining Companies hold shares in The Hong Kong and China Gas Company Limited (which shares are listed on the Stock Exchange) representing approximately 38.47% of its issued share capital. The infrastructure business of the HIL Group currently mainly comprises interests in Hangzhou Qianjiang Third Bridge and a highway in Maanshan City, Anhui, the PRC. The bridge is currently operated by Hangzhou Henderson Qianjiang Third Bridge Company Limited, a joint venture company owned by a member of the HIL Group (in which HIL has an attributable interest of approximately 92.81%) and the PRC joint venture partner as to 60% and 40% respectively. The highway is currently operated by Maanshan Huan Tong Highway Development Limited, a joint venture company owned by a member of the HIL Group (in which a subsidiary of HIL has a 70% interest, which subsidiary is owned as to approximately 64.07% by HIL) and the PRC joint venture partner as to approximately 70% and 30% respectively. Although a proposal had been received from the PRC joint venture partner for the purchase of HIL Group's interest in Hangzhou Qianjiang Third Bridge, no binding agreement has been entered into.

Based on the unaudited consolidated balance sheet of HIL as at 31 December 2006, the net asset value of the Remaining Companies attributable to the HIL Shareholders (assuming that Completion and the Proposed Distribution have occurred and excluding interest in The Hong Kong and China Gas Company Limited) shall be (a) approximately HK$1,803 million or HK$0.59 per HIL Share based on the existing 3,047,327,395 HIL Shares in issue, assuming the Proposed Distribution of HK$5.00 per HIL Share; or (b) approximately HK$5,460 million or HK$1.79 per HIL Share based on the existing 3,047,327,395 HIL Shares in issue, assuming the alternative Proposed Distribution of HK$3.80 per HIL Share.

The HIL Board notes that based on (i) the closing market value of The Hong Kong and China Gas Company Limited as at 23 March 2007; and (ii) the existing 3,047,327,395 HIL Shares in issue, the market value of the stake of The Hong Kong and China Gas Company Limited attributable to the HIL Shareholders is approximately HK$36,751 million or HK$12.06 per HIL Share.

DIVIDEND POLICY OF HIL POST COMPLETION OF THE ACQUISITION AND PROPOSED DISTRIBUTION

The HIL Board currently intends that, after Completion, cash dividends received by the HIL Group from The Hong Kong and China Gas Company Limited would be fully distributed to the HIL Shareholders, subject to availability of sufficient distributable reserves. This will be the dividend policy of HIL post Completion of the Acquisition until and unless the HIL Group invests in new infrastructure or other project(s) in the future. Through such policy the HIL Board anticipates that the value of HIL Group's stake in The Hong Kong and China Gas Company Limited may be more accurately reflected in the price of HIL Shares.

REASONS FOR AND BENEFITS OF THE ACQUISITION

Reasons for and benefits of the Acquisition for HLD

The Acquisition will streamline the holding of the HLD Group and result in a more efficient operational structure. In addition, the HLD Board believes that the HLD Group, as shareholder in HIL, will also benefit from the value unlocked by the Acquisition which accrues to the benefit of all HIL Shareholders.

The HLD Board believes that the terms of the Acquisition are fair and reasonable and in the interests of the shareholders of HLD as a whole.

Reasons for and benefits of the Acquisition for HIL

The HIL Board believes that the Acquisition will allow HIL to realise the value of its investment in the Sale Companies at their Attributable Net Asset Value, whereby all listed securities comprised therein are valued at market value and all interests in properties comprised therein are at values which the HIL Board believes to be fair. The HIL Board believes that the fair value of the net assets of the HIL Group per HIL Share is higher than the current market price of an HIL Share and accordingly the Acquisition will unlock value for HIL Shareholders and allow them to realise part of this value in cash through the Proposed Distribution.

On the basis that the consideration of the Acquisition was HK$12,106 million as referred to in the sub-section "Consideration" above, it is estimated that upon Completion the HIL Group would recognise a gain on disposal of approximately HK$926 million, representing the difference between such consideration and the net asset book value of the Sale Companies comprised in the unaudited consolidated balance sheet of HIL as at 31 December 2006 attributable to the HIL Group coupled with the face value of the Shareholder's Loans as at 31 December 2006. In particular, the bulk of the gain relates to the disposal of Sale Companies with properties which are carried at cost (less depreciation and/or impairment, if any).

The HIL Board believes that the terms of the Acquisition are fair and reasonable and in the interests of the HIL Shareholders as a whole.

LISTING RULES IMPLICATIONS

HLD is a holding company of HIL, and is therefore a connected person of HIL. Accordingly, the Acquisition constitutes a connected transaction of HIL. As one or more applicable percentage ratio(s) in respect of the Acquisition exceeds 75%, the Acquisition also constitutes a very substantial disposal of HIL. Therefore, for HIL, the Acquisition is subject to the announcement, reporting and independent shareholders' approval requirements of Chapters 14 and 14A of the Listing Rules. HLD and its associates will abstain from voting at the EGM in respect of the resolution to approve the Acquisition.

As all independent non-executive directors of HIL are also independent non-executive directors of HLD, they are considered not to be independent to advise the HIL Independent Shareholders in respect of the resolution to approve the Acquisition. Therefore, no independent board committee of HIL would be formed to make recommendations to the HIL Independent Shareholders in connection with the Acquisition. An independent financial adviser will be appointed by HIL to advise the HIL Independent Shareholders in connection with the Acquisition.

A circular containing, among other things, further details of the Acquisition Agreement, the Share Premium Reduction, the Proposed Distribution, the letter of advice from the independent financial adviser to the HIL Independent Shareholders, an independent property valuation and the notice of the EGM will be despatched to the HIL Shareholders as soon as practicable.

Completion of the Acquisition, the Share Premium Reduction and the Proposed Distribution will not affect the listing of the HIL Shares on the Stock Exchange.

For HLD, one or more applicable percentage ratio(s) in respect of the Acquisition exceeds 5% but all applicable percentage ratios are less than 25%. Therefore, the Acquisition constitutes a discloseable transaction of HLD. As no connected person of HLD (other than at the level of its subsidiaries) is entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of HIL and HIL is not an associate of a director (including a person who was a director of HLD within the preceding 12 months), chief executive or substantial shareholder of HLD (in each case disregarding any interest of a connected person of HLD in HIL which is held through HLD), HIL is not a connected person of HLD. A circular containing, among other things, further details of the Acquisition Agreement will be despatched to the shareholders of HLD as soon as practicable.

GENERAL

The principal business activities of the HLD Group are property development and investment, project management, building construction, property management, infrastructure, hotel operation, finance and investment holding. The principal business activities of the HIL Group are property development and investment, investment holding, infrastructure, security guard services and hotel operation.

Shareholders of HLD and HIL and potential investors should note that the Acquisition, the Share Premium Reduction and the Proposed Distribution may or may not proceed as they are subject to a number of conditions, which may or may not be fulfilled. Shareholders of HLD and HIL and potential investors are reminded to exercise caution when dealing in the securities of HLD and HIL.

At the request of HLD and HIL, trading in their respective shares on the Stock Exchange has been suspended from 9:30 a.m. on 26 March 2007 pending the release of this announcement. Applications have been made by HLD and HIL to the Stock Exchange for resumption of trading in the shares of HLD and HIL on the Stock Exchange with effect from 9:30 a.m. on 28 March 2007.

DEFINITIONS

"Acquisition"	means the acquisition by the HLD Group of interests in the Sale Companies and the Loan Acquisition pursuant to the Acquisition Agreement
"Acquisition Agreement"	means the conditional acquisition agreement dated 27 March 2007 entered into between HLD and HIL in relation to the Acquisition
"associate"	has the meaning given to such term under the Listing Rules
"Attributable Net Asset Value"	has the meaning given to such term under the sub-section headed "Consideration" of this announcement

"Companies Ordinance"	means Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"Completion"	means completion of the Acquisition under the Acquisition Agreement
"Completion Date"	means (a) if the Share Premium Reduction is not approved by a special resolution of HIL, 29 June 2007; or (b) if the Share Premium Reduction is approved by a special resolution of HIL, five business days after (i) the confirmation of the Share Premium Reduction by the Court and the registration by the Registrar of Companies in Hong Kong of a copy of the Court order confirming the Share Premium Reduction together with such other documents as may be required under section 61 of the Companies Ordinance or (ii) the Court's refusal to confirm the Share Premium Reduction (or, in each case of (a) and (b), such other date as may be agreed between HLD and HIL)
"Conditions"	means the conditions precedent to Completion, as more particularly set out under the sub-section headed "Conditions to Completion" of this announcement
"Court"	means the Court of First Instance of the High Court of Hong Kong
"EGM"	means an extraordinary general meeting of HIL to be convened to approve, among other matters (if any), the Acquisition Agreement, the Share Premium Reduction and the Proposed Distribution
"HIL"	means Henderson Investment Limited, which shares are listed on the Stock Exchange
"HIL Board"	means the board of directors of HIL
"HIL Group"	means HIL and its subsidiaries
"HIL Independent Shareholders"	means HIL Shareholders other than HLD and its associates
"HIL Share(s)"	means share(s) of HK$0.20 each in the share capital of HIL
"HIL Shareholder"	means holder of HIL Share(s)
"HK Ferry"	means Hong Kong Ferry (Holdings) Company Limited, which shares are listed on the Stock Exchange
"HLD"	means Henderson Land Development Company Limited, which shares are listed on the Stock Exchange

"HLD Board"	means the board of directors of HLD
"HLD Group"	means HLD and its subsidiaries
"Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Loan Acquisition"	means the assignment of the Shareholder's Loans by HIL to the HLD Group
"Miramar Hotel"	means Miramar Hotel and Investment Company, Limited, which shares are listed on the Stock Exchange
"Morgan Stanley"	means Morgan Stanley Dean Witter Asia Limited, a company incorporated in Hong Kong, which is licensed for Type 1 regulated activity (dealing in securities), Type 4 regulated activity (advising on securities), Type 5 regulated activity (advising on futures contracts), Type 6 regulated activity (advising on corporate finance) and Type 7 regulated activity (providing automated services) under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), and financial advisor to HLD
"PRC"	means the People's Republic of China
"Proposed Distribution"	means the proposed distribution by HIL to the HIL Shareholders of either (a) HK$5.00 per HIL Share if the Share Premium Reduction becomes unconditional; or (b) HK$3.80 per HIL Share if the Share Premium Reduction does not become unconditional
"Remaining Companies"	means certain companies in which HIL is interested (a) which directly or indirectly hold shares in The Hong Kong and China Gas Company Limited or (b) which are engaged directly or indirectly in the infrastructure business or (c) which are relatively immaterial to the HIL Group taken as a whole
"SFC"	means the Securities and Futures Commission of Hong Kong
"Sale Companies"	means all subsidiaries of HIL (other than the Remaining Companies which are subsidiaries of HIL) and two companies in which HIL has less than majority equity interest to be acquired by HLD pursuant to the Acquisition
"Shareholder's Loan"	means, in relation to a Sale Company, the shareholder's loan owing by such company and (if any) its subsidiaries to HIL as at Completion

"Share Premium Reduction" means the proposed reduction of the share premium account of HIL to increase the distributable reserve of HIL as described in this announcement

"Stock Exchange" means The Stock Exchange of Hong Kong Limited

"Takeovers Code" means The Code on Takeovers and Mergers issued by the SFC

By Order of the Board
Henderson Land Development Company Limited
Timon Liu Cheung Yuen
Company Secretary

By Order of the Board
Henderson Investment Limited
Timon Liu Cheung Yuen
Company Secretary

Hong Kong, 27 March 2007

As at the date of this announcement, the HLD Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, John Yip Ying Chee, Alexander Au Siu Kee, Suen Kwok Lam, Lee King Yue, Fung Lee Woon King, Eddie Lau Yum Chuen, Li Ning and Patrick Kwok Ping Ho; (2) non-executive directors: Woo Po Shing, Leung Hay Man, Angelina Lee Pui Ling, Lee Tat Man and Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

As at the date of this announcement, the HIL Board comprises: (1) executive directors: Lee Shau Kee (Chairman), Lee Ka Kit, Colin Lam Ko Yin, Lee Ka Shing, Lee Tat Man, Suen Kwok Lam, Lee King Yue, Eddie Lau Yum Chuen, Li Ning, Patrick Kwok Ping Ho, Lau Chi Keung, Augustine Wong Ho Ming and Sit Pak Wing; (2) non-executive directors: Woo Po Shing, Philip Yuen Pak Yiu, Leung Hay Man, Jackson Woo Ka Biu (as alternate to Woo Po Shing); and (3) independent non-executive directors: Gordon Kwong Che Keung, Ko Ping Keung and Wu King Cheong.

Please also refer to the published version of this announcement in South China Morning Post.

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